DICE THERAPEUTICS, INC.

400 East Jamie Court, Suite 300

South San Francisco, California 94080

October 5, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Office of Life Sciences

Re:	DICE Therapeutics, Inc. Registration Statement on Form S-3 Filed October 3, 2022 File No. 333-267702

Via EDGAR - Acceleration Request

Requested Date:     October 7, 2022

Requested Time:    4:00 p.m. Eastern Time

Ladies and Gentlemen:

DICE Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Amanda L. Rose, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

DICE THERAPEUTICS, INC.

By:	/s/ Scott Robertson
Scott Robertson
Chief Financial Officer

cc:	J. Kevin Judice, Ph.D., Chief Executive Officer

Scott Robertson, Chief Business Officer

and Chief Financial Officer

DICE Therapeutics, Inc.

Robert A. Freedman, Esq.

Amanda L. Rose, Esq.

Fenwick & West LLP